Exhibit 99.1

Franco-Nevada Reports Record Q3 Results, New Royalties and Start of NYSE Trading

Q3 2011 Highlights (US dollars)

•                  Record quarterly revenue of $113.3 million, a 106% increase year-over-year;

•                  Record quarterly net income of $44.1 million;

•                  Completed or announced $100 million in new royalty transactions;

•                  NYSE trading began September 8th, 2011.

TORONTO, November 8, 2011 - Franco-Nevada Corporation (TSX: FNV, NYSE: FNV) today reported its financial results for the three and nine months ended September 30, 2011.  Effective January 1, 2011, Franco-Nevada adopted International Financial Reporting Standards (“IFRS”) with all financial information presented in accordance with IFRS. All figures are in US dollars unless otherwise noted. The complete interim Financial Statements and Management’s Discussion and Analysis can be found on Franco-Nevada’s website at www.franco-nevada.com.

Selected Financial Information:

	Three months ended September 30,		Nine months ended September 30,
(Millions of US dollars, except per share amounts)	2011	2010	2011	2010
Revenue	$113.3	$55.0	$292.7	$152.3
Operating income	$57.5	$23.3	$135.7	$57.0
Net income	$44.1	$8.1	$98.6	$45.4
Basic earnings per share	$0.35	$0.07	$0.80	$0.40

Adjusted Net Income(1)	$39.8	$13.8	$94.3	$28.7
Adjusted Net Income(1) per share	$0.31	$0.12	$0.76	$0.25
Adjusted EBITDA(2)	$92.2	$43.0	$233.1	$118.6
Adjusted EBITDA(2) per share	$0.73	$0.38	$1.89	$1.04

	As at September 30, 2011	As at December 30, 2010
Working capital	$420.3	$572.7
Total assets	$2,559.9	$2,007.0
Total shareholders’ equity	$2,488.5	$1,980.6

(1)          Adjusted Net Income is defined by the Company as net income excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(2)          Adjusted EBITDA is defined by the Company as net income excluding income tax expense, finance income and costs, foreign exchange gains/losses, gains/losses on sale of investments, income/losses from equity investees, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments.

This press release may contain certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and United States Private Securities Litigation Reform Act 1995, respectively. Reference should be made to the Cautionary Statement on Forward-Looking Information at the end of this press release.

CEO Commentary

David Harquail, President and CEO, made the following comments in relation to the third quarter 2011 results:

“Franco-Nevada’s royalty and stream business model continues to prove itself.  Third quarter results were another record as Franco-Nevada benefitted from higher average precious metal prices and contributions from both organic growth and new acquisitions.  Our revenues are now 91% from precious metals and 77% from North American assets.  Despite likely weaker commodity prices in the fourth quarter and challenges facing some of our streams, on balance the outlook is promising across the broader portfolio.  We are maintaining our previous guidance for 2011 revenues in the range of $375 to $400 million compared to $227 million on the same basis in 2010.”

“This is proving to be a record year for growing the portfolio.  In the first half, we added five streams from the acquisition of Gold Wheaton and new gold royalties at Perseus’ Edikan project and Osisko’s Canadian Malartic project. In the third quarter, we closed a gold royalty acquisition on Rubicon’s Phoenix project and announced the proposed acquisition of Lumina Royalty Corp. which will add four new copper royalties to the portfolio.  When the Lumina transaction closes later in the fourth quarter, Franco-Nevada expects to count 212 mineral assets of which 41 are classified as producing.  Franco-Nevada has a solid pipeline of opportunities and at the end of the third quarter had over $420 million in working capital, another $175 million available in credit and no debt.”

“Franco-Nevada began trading on the New York Stock Exchange on September 8th.  We are very pleased with the reception the shares are receiving in the US as a growth and dividend paying alternative to the gold ETF.  Our overall trading liquidity has increased by approximately 25% since the listing.”

Portfolio Highlights

Details of the individual revenue contributions by asset and commodity can be found in our Management’s Discussion and Analysis available on our website.  Asset details are also available on our website and in our Annual Information Form and Form 40-F.

New Royalty Transactions

•             Phoenix is a 2.0% gross royalty payable on that part of Rubicon Minerals Corporation’s Phoenix gold project lying primarily beneath the waters of Red Lake, Ontario. Rubicon has an option to repurchase a 0.5% gross royalty from the Company. Franco-Nevada’s acquisition cost was approximately $23.7 million payable by the issuance of 550,000 common shares of the Company.  Rubicon has announced a C$55 million development and exploration program for shaft deepening, underground development, drilling and long lead item orders and is targeting potential production in Q4 2013.

•             Lumina Royalty Corp is an unlisted company that owns royalties on four development stage copper projects in Chile and Argentina. On September 22nd, Franco-Nevada announced it had entered into an arrangement agreement to acquire Lumina Royalty Corp. for $60 million in Franco-Nevada common shares and $6 million in listed Franco-Nevada warrants. Lumina’s assets include:

•             1.5% net smelter return (“NSR”) royalty on the Relincho project in Chile. Teck Resources has disclosed a pre-feasibility study which indicates a possible production start in 2017 with 195,000 tonnes and 180,000 tonnes of contained copper in concentrates produced on average for the first five years and over the 22 year life of mine, respectively.

•             1.08% NSR royalty on the Taca Taca project in Salta Province, Argentina operated by Lumina Copper Corp.

•             A fixed rate copper royalty and a 1.5% NSR gold royalty on Coro Mining Corp.’s San Jorge project located in Mendoza Province, Argentina.  There are advance payments associated with this royalty.

•             2% NSR royalty on open pit mining and a 1% NSR royalty on underground mining on a portion of Los Andes Copper Limited’s Vizcachitas project located in Chile.

Producing Assets

•             Palmarejo, operated by Coeur d’Alene Mines Corporation (“Coeur”), generated $26.1 million in revenue in the third quarter. Coeur has reported that it continues to drill at the Guadalupe deposit to expand the current resource and has commenced a surface trenching program to define the known vein structures at La Patria.

•             Sudbury Basin includes streams on the precious metals from the Levack, McCreedy and Podolsky mines operated by Quadra FNX Mining Ltd. (“Quadra FNX”).  In the third quarter, the three mines generated $15.2 million in revenues, split $10.3 million from PGMs and $4.9 million from gold.  On October 14th, Quadra FNX announced that terms had been reached to utilize Xstrata Nickel’s neighbouring Craig shaft to access the Morrison deposit at the Levack mine which Quadra FNX expects will improve operational flexibility and allow the potential for higher production going forward. Offsetting this, Quadra FNX is currently focusing mining on nickel ores at McCreedy which will defer the mining of precious metal ores.

•             Goldstrike revenue of $14.4 million in the third quarter was split between the net profits interest (“NPI”) of $8.8 million and the NSR royalty of $5.6 million.  Barrick reported that during the quarter the Goldstrike operation produced a total of 0.26 million ounces of gold with total cash costs of $516 per ounce as it transitioned to a higher waste stripping phase in the second half of 2011.

•             MWS’ gold stream payments amounted to $11.7 million to Franco-Nevada in the third quarter.  It also successfully concluded the technical completion test required under the gold stream agreement. In September, First Uranium announced that it had received a letter from the South African Minister of Mineral Resources purporting to “withdraw” the new order mining right for the MWS operations. First Uranium continues to operate MWS while working with the Minister to rectify the issue.

•             Ezulwini provided $8.1 million in revenues to Franco-Nevada in the third quarter delivering the quarterly instalment of the minimum royalty provision under the gold stream agreement.

•             Stillwater benefited from strong PGM prices in the quarter and generated $6.1 million in revenue.  Realized PGM prices are expected to be weaker in the fourth quarter based on current commodity price levels.

•             Oil & Gas assets delivered $8.5 million of revenue in the quarter.  Production volumes in southeast Saskatchewan have been hampered by the impact of spring floods which has also delayed planned development.

New and Future Revenues

•             Tasiast cumulative gold production surpassed the 600,000 ounce threshold during third quarter triggering the first partial quarterly payment of $1.5 million to Franco-Nevada. This royalty is expected to become an important contributor to the Company’s revenues as Kinross Gold has announced expansion plans for the operation based on a 16 year mine life and envisions increasing production to 1.5 million gold equivalent ounces per annum for the first eight full years of production Kinross has stated that start up of the expansion is targeted for mid 2014. This would represent approximately 30,000 ounces of gold annually to Franco-Nevada from its 2% revenue royalty.

•             Detour Gold announced that it has raised additional capital funding during the quarter so that the C$1.3 billion construction of its large gold project is now fully financed with completion expected by early 2013.  In addition, Detour Gold announced an agreement to acquire the neighbouring Trade Winds Ventures Block A project which is contiguous to the west of the Detour Lake open pit.  Franco-Nevada has a 2% revenue royalty on both projects and expects that the combination increases the likelihood for further reserve additions and an expansion of the project.  Detour has stated that when fully ramped up, gold production is expected to average 649,000 ounces per year with potential to increase throughput.

•             Edikan (formerly the Central Ashanti Gold Project) is a new royalty that was acquired in the second quarter of 2011. Perseus Mining Limited announced the pouring of its first gold in August and reported progress on both the mine commissioning and on additional exploration potential on the property. Franco-Nevada expects to receive initial revenues from this asset in the fourth quarter of 2011.  Perseus recently completed an updated life of mine plan which anticipates average annual gold production of 265,000 ounces per year from Edikan.

•            Canadian Malartic is a new royalty that was acquired early in the third quarter of 2011 consisting of a 1.5% gross overriding metal royalty on seven mining claims encompassing a portion of Osisko’s Canadian Malartic project.  Osisko announced that it has recently commenced production at the project with some mining occurring on the royalty claims that cover a portion of the planned pit.  Franco-Nevada expects to report revenue from this asset in the fourth quarter of 2011 with more significant revenues occurring in 2012.  At full production, Osisko estimates that Canadian Malartic will average 574,000 ounces per year.

•             The Ity royalty is an approximate 1% NSR on a mine operated by La Mancha Resources in the Cote d’Ivoire which began its first royalty payments to Franco-Nevada during the third quarter. La Mancha expects that the Ity mine will produce approximately 37,000 ounces per year.

•             South Kalgoolie is operated by Alacer Gold and Franco-Nevada has a 1.75% NSR on the portion of the project within Location 50. On October 24th, Alacer announced the first stage of the potential doubling of production to 2.5Mtpa from 1.2Mtpa through a combination of a new processing facility, an expanded open pit and underground mining.

•             NPIs — With the continued strong gold price environment and increased margins from our operating partners, several of our NPIs are reaching payout of their historical capital costs. Franco-Nevada expects

Musselwhite (operated by Goldcorp) and Macassa (operated by Kirkland Lake Gold) to provide revenue to Franco-Nevada in the fourth quarter.  The Hemlo NPI (operated by Barrick) is expected to contribute in late 2012.

•             Rosemont’s Environmental Impact Statement has entered the public review process in which Franco-Nevada has a 1.5% revenue royalty on all metals.  At the same time, Augusta Resource Corporation reports that an air permit has been denied which it expects to challenge.  Augusta expects average annual production over its 21 year life to be 220 Mlbs of copper, 4.7 Mlbs of molybdenum and 2.4 Moz of silver.

•             Taseko’s New Prosperity revised project description has been formally accepted by the Canadian Environment Assessment Agency (“CEAA”).  On November 7, the CEAA announced that the project is to undergo an environmental assessment by the Federal review panel with a final report submitted to the Federal Ministry of the Environment within one year.  New Prosperity is the largest undeveloped copper-gold deposit in Canada.  Under the terms of a stream agreement, Franco-Nevada will purchase a 22% gold stream interest by funding $350M in capital costs once the project is fully permitted and financed.  Gold production has been estimated by Taseko to be an average of 300,000 ounces per year for the first five years.

•             Agi Dagi is being advanced by Alamos Gold in Turkey.  Franco-Nevada has a 2% revenue royalty on Agi Dagi which also covers most of the new Camyurt discovery nearby.  An updated mineral resource was completed in the third quarter and EIA approval process has commenced.  Alamos expects to complete a pre-feasibility study in Q2 2012 incorporating additional resources.

Financial Results Discussion

Revenues

Revenue was $113.3 million in the third quarter of 2011 compared with $55.0 million for the third quarter of 2010. The increase in revenue was mostly attributable to assets acquired in the Gold Wheaton transaction which contributed $35.0 million to the Company’s third quarter revenue. In addition, revenue from Palmarejo and Stillwater was higher due to increases in average commodity prices and production levels at these mines. Revenue from Gold Quarry was also higher in the quarter compared to the third quarter of 2010 as the Company now recognizes a portion of the minimum ounce true-up in each quarter in 2011 whereas the minimum ounce true-up was recognized in the fourth quarter in previous years.

Revenue for the third quarter of 2011 was earned 91% from precious metal assets (77% gold and 14% PGMs), 8% from oil and gas (5% oil and 3% gas) and 1% from other minerals.  Geographically, 77% of revenue came from North America (27% US, 25% Canada and 25% Mexico), Africa (19%), Australia (3%) and Other (1%). The components of revenue were earned as follows: 35% revenue-based, 54% streams, 8% profit-based, 2% working interests and 1% other.

Revenue for the nine months ended September 30, 2011 was $292.7 million, an increase of 92%, over $152.3 million in revenue for the nine months ended September 30, 2010. Increases were driven by assets acquired in the Gold Wheaton transaction, higher average commodity prices and organic growth within the portfolio.

Costs and expenses

Costs of sales include the costs of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests. Costs of sales for the third quarter of 2011 were $16.2 million which included $13.7 million for the cost of stream ounces. Depletion and depreciation were $34.7 million, an increase of 76%, over $19.7 million recorded in the third quarter of 2010. Depletion was higher due to the addition of the Gold Wheaton assets, higher production at Gold Quarry, Palmarejo and Stillwater partially offset by lower depletion on Goldstrike due to lower production levels.

For the nine months ended September 30, 2011, costs of sales were $45.9 million compared to $21.3 million for the nine months ended September 30, 2010. Depletion and depreciation of $97.4 million and $61.8 million were recorded for the nine months ended September 30, 2011 and 2010, respectively. The increase was attributable in part to the streams acquired in the Gold Wheaton acquisition and Palmarejo, Gold Quarry and Stillwater, due to higher production levels. The increase was partially offset by lower depletion on Goldstrike and oil & gas assets due to lower production.

As part of the Gold Wheaton acquisition, the Company recorded a $13.5 million mark-to-market gain offset by $7.8 million in transaction costs in the nine months ended September 30, 2011. Under IFRS, transaction costs associated with business combinations are expensed rather than capitalized as was done under Canadian GAAP. In addition, the Company recorded $6.2 million in gains on the sale of certain investments during the three months ended September 30, 2011.

Income tax expense was $19.5 million and $41.4 million for the three and nine months ended September 30, 2011, respectively.

Net Income

Net income for the third quarter of 2011 was $44.1 million, or $0.35 per share, and Adjusted Net Income(1) for the third quarter was $39.8 million, or $0.31 per share.

EBITDA and Adjusted EBITDA were $97.2 million, or $0.76 per share, and $92.2 million, or $0.73 per share, respectively, for the three months ended September 30, 2011. Our definitions of these non-IFRS financial measures and the reconciliations to IFRS measures can be found in the Company’s Management’s Discussion and Analysis for Q3 2011 and at the end of this press release.

Balance Sheet and Capital Structure

As at September 30, 2011, Franco-Nevada had a strong financial position with no debt or hedges, working capital of $420.3 million, and investments valued at $62.8 million, of which $33.0 million are held in publicly traded equity investments. In addition, the Company has an undrawn $175 million unsecured revolving term credit facility available.

As at November 8, 2011, the Company had outstanding 127.7 million shares, 17.6 million warrants (including 6.1 million assumed from the acquisition of Gold Wheaton), 2.5 million stock options, 0.4 million other and a special warrant exerciseable into 2 million warrants.

Dividend Declaration

In July 2011, the Company began the payment of an increased monthly dividend of $0.04 per share compared to C$0.025 per share in the prior months. Today, the Board of Directors of Franco-Nevada declared the monthly dividends for January, February and March 2012.  The January dividend will be paid on January 26, 2012 to shareholders of record on January 12, 2012, the February dividend will be paid on February 23, 2012 to shareholders of record on February 9, 2012 and the March dividend will be paid on March 29, 2012 to shareholders of record on March 15, 2012.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Management will host a conference call on November 9th, 2011 at 10:00 am Eastern Standard Time to review the results. Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Q3 Results.

•                  Conference Call Replay: A recording will be available until November 16, 2011 at the following numbers:

•                  Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 24518775.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

Corporate Summary

Franco-Nevada Corporation (TSX: FNV, NYSE: FNV) is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other assets. The Company has a diversified portfolio of high margin assets along with a growing pipeline of development assets with exposure to some of the largest gold discoveries in the world. Its business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation. Franco-Nevada is generating growing free cash flow with historical increasing dividends and is the gold investment that works.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release may contain certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and United States Private Securities Litigation Reform Act 1995, respectively. Forward-looking statements may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation:

fluctuations in the prices of the primary commodities that drive the Franco-Nevada’s royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which Franco-Nevada generates revenue, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located; influence of macro-economic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to Franco-Nevada’s interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of the underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure readers that actual results will be consistent with these forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com, our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov, as well as our most recent annual and interim MD&As. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Non-IFRS Measures:  Adjusted Net Income, EBITDA and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see the end of this press release or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR at www.sedar.com and with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms “indicated resources” and “inferred resources”.  We advise U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred” or “indicated resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an indicated or inferred resource exists or is economically or legally mineable.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Stefan Axell
Chief Financial Officer	Manager, Investor Relations
416-306-6303	416-306-6328

Non-IFRS Financial Measures Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions except per share amounts)	2011	2010	2011	2010
Net Income	$44.1	$8.1	$98.6	$45.4
Income tax expense	19.5	8.7	41.4	31.3
Finance costs	0.2	0.6	2.1	1.6
Finance income	(1.3)	(0.7)	(2.9)	(2.9)
Depletion and depreciation	34.7	19.7	97.4	61.8
EBITDA	$97.2	$36.4	$236.6	$137.2

Basic Weighted Average Shares Outstanding	127.1	114.1	123.4	114.0
EBITDA per share	$0.76	$0.32	$1.92	$1.20

Net Income	$44.1	$8.1	$98.6	$45.4
Income tax expense	19.5	8.7	41.4	31.3
Finance costs	0.2	0.6	2.1	1.6
Finance income	(1.3)	(0.7)	(2.9)	(2.9)
Depletion and depreciation	34.7	19.7	97.4	61.8
Foreign exchange gains/losses and other expenses	1.2	9.0	6.7	6.0
Loss from equity investee	—	—	1.7	—
Gain on investments	(6.2)	(2.4)	(11.9)	(24.6)
Adjusted EBITDA	$92.2	$43.0	$233.1	$118.6
Adjusted EBITDA per share	$0.73	$0.38	$1.89	$1.04

Net income	$44.1	$8.1	$98.6	$45.4
Foreign exchange (gain) loss and other expenses, net of income tax	(0.6)	7.7	3.2	4.4
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	(5.4)	(2.0)	(17.0)	(21.1)
Mark-to-market changes on derivative instrument	1.7	—	2.1	—
Loss from equity investee, net of income tax	—	—	1.2	—
Transaction costs of Gold Wheaton, net of income tax	—	—	5.6	—
Credit facility costs written off, net of income tax	—	—	0.6	—
Adjusted Net Income	$39.8	$13.8	$94.3	$28.7
Adjusted Net Income per share	$0.31	$0.12	$0.76	$0.25